SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Canadian Solar Inc.

(Name of Issuer)

Common Shares with no par value

(Title of Class of Securities)

136635109

(CUSIP Number)

Michael G. Potter, Chief Financial Officer

545 Speedvale Avenue West

Guelph, Ontario, Canada N1K 1E6

Tel: (1-519) 837-1881

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136635109	13D	Page 1 of 4 Pages

1	Names of Reporting Persons Shawn (Xiaohua) Qu
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds OO (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,379,477
8	Shared Voting Power 0
9	Sole Dispositive Power 13,379,477
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,379,477
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in, Row (11) 24.2%[1]
14	Type of Reporting Person IN

1 As a percentage of 55,336,646 Common Shares as of January 19, 2015.  See note 2 to Item 5 below.

CUSIP No. 136635109	13D	Page 2 of 4 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 17, 2013 (the “Schedule 13D”) relating to the common shares (no par value) (the “Common Shares”), of Canadian Solar Inc. (the “Issuer”). The Issuer’s principal executive office is located at 545 Speedvale Avenue West Guelph, Ontario, Canada N1K 1E6.

Item 2.  Identity and Background.

This Amendment No. 1 to Schedule 13D is being filed by Shawn (Xiaohua) Qu (“Mr. Qu”). Mr. Qu is a citizen of Canada and chairman of the board, president and chief executive officer of the Issuer. Mr. Qu’s business address is located at the principal office address of the Issuer.

During the last five years Mr. Qu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Mr. Qu disclaims beneficial ownership of any Common Shares of the Issuer beneficially owned by any other person, and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other person, and this Amendment No. 1 to Schedule 13D shall not be construed as acknowledging that Mr. Qu for any or all purposes, beneficially owns any Common Shares of the Issuer beneficially owned by any other person or is a member of such a group with any other person.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Qu is filing this Amendment No. 1 to Schedule 13D in relation to the termination of his voting power over Common Shares that were issued pursuant to certain warrants and subsequently transferred to non-affiliates of the Warrant Holders (as defined below).

The Issuer entered into a purchase agreement dated April 11, 2012 to acquire certain assets (the “Purchase Agreement”). Pursuant to the Purchase Agreement and as part of the consideration for the acquisition, the Issuer issued warrants to CIM/SP Funding, LLC, SkyPower Services ULC, 2241555 Ontario Inc., David Kassie and Kerry Adler (the “Warrant Holders”). The warrants allowed the Warrant Holders to purchase an aggregate of 4,273,102 Common Shares on or after June 15, 2013 and on or before June 15, 2017 at a predetermined price.

Pursuant to a voting agreement dated June 15, 2012 (the “Voting Agreement”), each Warrant Holder agreed to vote any Common Shares issuable upon exercise of the warrants as Mr. Qu directs on all matters upon which a vote, consent or approval of shareholders is sought and granted Mr. Qu an irrevocable proxy with respect thereto, thereby irrevocably divesting itself of all voting power in relation to the Common Shares issuable upon exercise of the warrants. Pursuant to the Voting Agreement Mr. Qu would cease to exercise his voting power of the Common Shares issuable upon exercise of the warrants when such Common Shares were transferred to an entity not affiliated with the Warrant Holders.

As of July 17, 2013, each of the Warrant Holders exercised their respective warrants and transferred all of their Common Shares to entities not affiliated with the Warrant Holders. As a result, the Voting Agreement has been terminated and Mr. Qu no longer has voting power with respect to the Common Shares issued upon exercise of the warrants.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4. Mr. Qu does not have any plans or proposals that would result in:

(a)               The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)               An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 136635109	13D	Page 3 of 4 Pages

(c)                A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)               Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Issuer;

(f)                 Any other material change in the Issuer’s business or corporate structure;

(g)                Changes in the Issuer’s constitutive documents which may impede the acquisition of control of the Issuer by any person;

(h)               Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a), (b) The following table sets forth Mr. Qu’s beneficial ownership of Common Shares of the Issuer.

Name	Amount Beneficially Owned(1)		Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Shawn (Xiaohua) Qu	13,379,477	(3)	24.2%	13,379,477	0	13,379,477	0

(1)             Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the Common Shares.

(2)             Percentage of beneficial ownership is based on 55,336,646 Common Shares which includes (i) 55,161,856 Common Shares outstanding as of January 19, 2015; (ii) 129,318 Common Shares issuable upon the exercise of options held by Mr. Qu and his wife, Hanbing Zhang (“Ms. Zhang”), within 60 days from January 19, 2015; and (iii) 45,472 Common Shares issuable upon the vesting of restricted shares units held by Mr. Qu and Ms. Zhang within 60 days from January 19, 2015.

(3)             Includes (i) 13,204,687 Common Shares directly held by Mr. Qu and Ms. Zhang; (ii) 129,318 Common Shares issuable upon the exercise of options held by Mr. Qu and Ms. Zhang within 60 days from January 19, 2015; and (iii) 45,472 Common Shares issuable upon the vesting of restricted share units held by Mr. Qu and Ms. Zhang within 60 days from January 19, 2015.

(c)                During the 60 days preceding the filing of this Schedule 13D, Mr. Qu has not effected any transactions in the Common Shares.

(d)               Not applicable.

(e)                Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Qu owns options and restricted share units of the Issuer (including those not exercisable within 60 days from January 19, 2015). For information on the options and restricted share units, please see “Item 6. Directors, Senior Management and Employees” in the Issuer’s annual report on Form 20-F for the year ended December 31, 2013 (File No. 001-33107).

Item 7.  Material to be Filed as Exhibits.

None.

CUSIP No. 136635109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2015

By:	/s/ Shawn (Xiaohua) Qu
Shawn (Xiaohua) Qu